PROSPECTUS

562,200 SHARES

FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.

COMMON STOCK

($.01 PAR VALUE)

This prospectus relates to the offer and resale of 562,200 shares of common stock, par value $.01 per share (the "Common Stock"), of Financial Security Assurance Holdings Ltd., a New York corporation ("FSA Holdings" and, together with its consolidated subsidiaries, the "Company"). Of such 562,200 shares of Common Stock, 303,073 are owned by Deutsche Bank AG, London Branch, together with its subsidiaries ("DBAG") and 259,127 are owned by Canadian Imperial Bank of Commerce, together with its subsidiaries ("CIBC" and, together with DBAG, the "Selling Shareholders"). To the extent required, the terms of the offering of such shares of Common Stock, the method of distribution of such shares of Common Stock and any applicable discounts, concessions or commissions will be set forth in a supplement to this Prospectus. To the extent either Selling Shareholder may be deemed an underwriter under the Securities Act of 1933, as amended (the "Securities Act"), it may be subject to certain statutory liabilities under the Securities Act, including without limitation Sections 11 and 12 of the Securities Act. See "Plan of Distribution."

Except as provided in the Forward Agreements described herein under "Recent Developments", FSA Holdings will not receive any of the proceeds from the sale of such shares of Common Stock by the Selling Shareholders.

The Registration Statement of which this Prospectus forms a part also includes a Prospectus relating to the delivery by Salomon Inc ("Salomon") pursuant to the 7 5/8% Exchangeable Notes due May 15, 1999 (the "DECS") of Salomon of shares of Common Stock which Salomon may receive from U S WEST, Inc. ("U S WEST") pursuant to the terms of certain exchangeable notes of U S WEST and a Prospectus relating to shares of Common Stock which may be offered and sold by Salomon Brothers Inc in connection with market-making activities in the DECS.

The Common Stock is listed for trading on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "FSA". On July 27, 1998, the last reported sale price of the Common Stock on the NYSE Composite Tape was $57 7/16 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is July 31, 1998.

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                                                                             2

AVAILABLE INFORMATION

     FSA Holdings is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by FSA Holdings may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or through the World Wide Web (http:www.sec.gov). In addition, material filed by FSA Holdings can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at FSA Holdings's web site (http:www.FSA.com).

     FSA Holdings has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to FSA Holdings and the Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

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                                                                             3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission (File No. 1-12644) are hereby incorporated by reference in this Prospectus:

     1. FSA Holdings' Annual Report on Form 10-K for the year ended December 31, 1997; and

     2. FSA Holdings' Quarterly Report on Form 10-Q for the three months ended March 31, 1998.


     All documents filed by FSA Holdings pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     FSA Holdings hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above other than exhibits to such documents. Requests for such copies should be directed to the Secretary of FSA Holdings, Financial Security Assurance Holdings Ltd., 350 Park Avenue, New York, New York 10022, telephone number (212) 826-0100.

                                 ------------

     FSA Holdings' principal executive offices are located at 350 Park Avenue, New York, New York 10022, telephone number (212) 826-0100.

     "DECS" is a service mark of Salomon Brothers Inc.

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                                                                             4

THE COMPANY

     FSA Holdings, through its indirect wholly owned subsidiary, Financial Security Assurance Inc. ("FSA"), is primarily engaged in the business of providing financial guaranty insurance on asset-backed securities and municipal bonds.

RISK FACTORS

ADEQUACY OF LOSS RESERVES

     Like other financial guaranty insurers, FSA does not consider traditional actuarial approaches used in the property/casualty insurance industry to be applicable to the determination of its loss reserves because of the absence of a sufficient number of losses in its financial guaranty insurance activities and in the financial guaranty industry generally to establish a meaningful statistical base. In the municipal area, a relatively small percentage of the total amount of municipal obligations insured by the financial guaranty insurance industry has experienced defaults in payment in recent years. There can be no assurance, however, that these low default rates will be indicative of future rates of default in insured municipal obligations. The statistical base in the asset-backed area is even more limited than in the municipal area. In addition, actual loss rates in the asset-backed area may over time prove to be higher than in the municipal area. Although FSA currently maintains reserves in an amount believed by its management to be sufficient to pay its estimated ultimate liability for losses and loss adjustment expenses with respect to obligations it has insured, there can be no assurance that losses in FSA's insured portfolio will not exceed the loss reserves. Losses from future defaults, depending on their magnitude, could have a material adverse effect on the results of operations and financial condition of FSA Holdings.

RATING AGENCIES

     As is customary in the financial guaranty insurance industry, the rating agencies perform periodic assessments of the credits insured by a financial guaranty insurer to confirm that such insurer continues to meet the requirements of the rating agencies for a triple-A rating of the insurer's financial strength or claims-paying ability, as applicable. Although FSA Holdings intends to continue to comply with the criteria of the rating agencies, no assurance can be given that one or more of the rating agencies will not reduce or withdraw its triple-A rating of the financial strength or claims-paying ability of FSA, as applicable, in the future. FSA's ability to compete with other triple-A rated financial guarantors, and its results of operations and financial condition, would be materially adversely affected by a reduction in its ratings.

MARKET AND OTHER FACTORS

     The demand for financial guaranty insurance depends upon many factors, some of which are beyond the control of FSA.

     While all the major financial guaranty insurers have triple-A claims-paying ability ratings from major rating agencies, the marketplace may from time to time distinguish between financial guarantors on the basis of various factors, including size, insured portfolio concentration and financial performance. These distinctions may result in differentials in trading levels for securities insured by particular financial guarantors which, in turn, may provide a competitive advantage to those financial guarantors with better trading levels. Conversely, various investors may lack additional capacity to purchase securities insured by certain financial guarantors, which may provide a competitive advantage to guarantors with fewer insured obligations outstanding.

     Prevailing interest rate levels affect demand for financial guaranty insurance to the extent that lower interest rates are accompanied by narrower spreads between insured and uninsured obligations. The purchase of insurance during periods of relatively narrower interest rate spreads will generally provide lower cost savings to the issuer than during periods of relatively wider spreads. These lower cost savings generally are accompanied by a corresponding decrease in demand for financial guaranty insurance. However, relatively low interest rate levels may encourage the issuance of new or the refunding of existing debt securities by companies and municipalities, which may increase the demand for financial guaranty insurance.

     Credit quality concerns among investors, especially during times of weak economic conditions, typically result in an increase in demand for financial guaranty insurance. During such times, investors generally prefer to purchase higher rated investments, including those that achieve higher ratings through financial guaranty insurance.

     The perceived financial strength of financial guaranty insurers also affects demand for financial guaranty insurance. Should a major financial guaranty insurer, or the

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                                                                             6

industry generally, have its claims-paying ability rating lowered, or suffer for some other reason a deterioration in investor confidence, demand for financial guaranty insurance would be adversely affected.

     In addition, the financial guaranty insurance industry has historically been and will continue to be subject to the direct and indirect effects of governmental regulation, including changes in tax laws affecting insurance on asset-backed and municipal obligations. No assurance can be given that future legislative or regulatory changes will not adversely affect FSA's business.

COMPETITION AND INDUSTRY CONCENTRATION

     FSA faces competition from both other providers of third party credit enhancement and alternatives to third party credit enhancement. The majority of asset-backed and municipal obligations are sold without third party credit enhancement. Accordingly, each transaction proposed to be insured by FSA must generally compete against an alternative execution which does not employ third party credit enhancement. FSA also faces competition from other monoline primary financial guaranty insurers, primarily Ambac Assurance Corp. ("Ambac"), Financial Guaranty Insurance Company ("FGIC") and MBIA Insurance Corp. ("MBIA"). There has recently been further consolidation in the financial guaranty industry, with Capital Markets Assurance Corp. being acquired by MBIA and Connie Lee Insurance Company being acquired by Ambac. As a result of this consolidation, FSA is now the smallest of the major primary financial guaranty insurers in terms of statutory capital. Traditional credit enhancers such as bank letter of credit providers and mortgage pool insurers also provide significant competition to FSA as providers of credit enhancement for asset-backed obligations. While actions by securities rating agencies in recent years have significantly reduced the number of triple-A rated banks that can offer a product directly competitive with FSA's triple-A guaranty, and risk-based capital guidelines applicable to banks have generally increased costs associated with letters of credit that compete directly with financial guaranty insurance, bank letter of credit providers and other credit enhancement, such as cash collateral accounts, provided by banks, continue to provide significant competition to FSA. In addition, government sponsored entities, including FNMA and Freddie Mac, have begun to compete with the monoline financial guaranty insurers in the mortgage-backed and multifamily sectors.

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                                                                             7

SUBSTANTIAL VOTING CONTROL

     Major shareholders of FSA Holdings include U S WEST Capital Corporation ("USWCC"), Fund American Enterprises Holdings, Inc. ("Fund American"), and The Tokio Marine and Fire Insurance Company, Ltd. ("Tokio Marine") (together, the "Substantial Shareholders"). Each of the Substantial Shareholders has the ability to exercise significant influence over the policies and corporate actions of FSA Holdings, and together have voting control over FSA Holdings. Shareholders of FSA Holdings do not have cumulative voting rights with respect to the election of directors and, accordingly, any shareholder or group of shareholders holding shares representing in excess of 50% of the voting shares outstanding of FSA Holdings would by itself have the power to elect the entire board of directors of FSA Holdings.

HOLDING COMPANY STRUCTURE

     The operations of FSA Holdings are conducted through FSA. Accordingly, FSA Holdings' financial condition and results of operations are dependent upon FSA, whose ability to declare and pay dividends to FSA Holdings is dependent upon FSA's financial condition, results of operations, cash requirements and other related factors and is also subject to restrictions contained in the insurance laws and regulations of New York and other states.

SHARES ELIGIBLE FOR FUTURE SALE

     At February 20, 1998, the four largest shareholders of FSA Holdings, USWCC, Fund American, Tokio Marine and The Prudential Insurance Company of America ("Prudential"), together beneficially owned approximately 65% of the Common Stock outstanding. U S WEST has the right to cause the delivery of up to 8,725,000 shares of Common Stock owned by USWCC (plus 1,071,303 shares solely to cover over-allotments) to Salomon pursuant to the terms of the U S WEST DECS. All of the shares of Common Stock owned by USWCC, Fund American, Tokio Marine and Prudential will continue to be tradeable in the open market subject to the volume limitations, manner of sale and notice requirements of Rule 144 under the Securities Act or, without such requirements or limitations through the exercise of registration rights available under agreements with FSA Holdings.

     Sales of substantial amounts of Common Stock in the public or private market, or the perception that such sales

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                                                                             8

could occur, could adversely affect prevailing market prices of the Common
Stock.

IMPACT OF THE DECS ON THE MARKET FOR THE COMMON STOCK

     It is not possible to predict accurately how or whether any market that develops for the DECS will influence the market for the Common Stock. For example, the price of the Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Common Stock upon the maturity of the DECS, by possible sales of Common Stock by investors who view the DECS as a more attractive means of equity participation in FSA Holdings and by hedging or arbitrage trading activity that may develop involving the DECS and the Common Stock.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act. When used in this Prospectus, the words "believes," "anticipates," "expects," "estimates," "intends," "indicates," "plans," "predicts" and "will be" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth herein and the other matters set forth or incorporated by reference in this Prospectus. The Company undertakes no obligation to release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

RECENT DEVELOPMENTS

     On April 29, 1996, National Westminster Bank Plc ("NatWest") purchased 943,396 shares of Common Stock from USWCC (the "NatWest Shares"), and CIBC purchased 806,604 shares of Common Stock from USWCC (the "CIBC Shares" and, together with the NatWest shares, the "Forward Shares"), at a price of $26.50 per share and each concurrently entered into a five-year forward agreement (the "Forward Agreements") with FSA Holdings with respect to such shares. In December, 1998 NatWest, CIBC and FSA Holdings, pursuant to the terms of the Forward Agreements, reduced the number of Forward Shares constituting NatWest Shares and CIBC Shares to 303,073 and 259,127 shares, respectively. On
April 28, 1998 DBAG acquired the Forward Shares constituting NatWest Shares (the "DBAG Shares") from NatWest and assumed

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                                                                             9

all of the rights and obligations of NatWest under the Forward Agreement between FSA Holdings and NatWest, all in privately negotiated transactions.

SELLING SHAREHOLDERS

     DBAG is engaged in a wide range of investment and commercial banking, financial and related activities on a global basis. This Prospectus relates to the offer and resale by DBAG of the DBAG Shares. FSA Holdings has been advised that upon consummation of this offering, DBAG will not own any DBAG Shares, however, DBAG (directly or through one or more affiliates) as part of its proprietary trading activities may in the ordinary course of its business acquire, hold and/or dispose of shares of Common Stock during, and following the consummation of, this offering of Common Stock. DBAG does not hold, and during the past three years has not held, any position or office with FSA Holdings or any of its predecessors or affiliates and DBAG does not have, and during the past three years has not had, any material relationship with FSA Holdings or any of its predecessors or affiliates.

     CIBC is a diversified Canadian financial services company operating on a global basis. This Prospectus relates to the offer and resale by CIBC of the CIBC Shares. FSA Holdings has been advised that upon consummation of this offering, CIBC will not own any shares of Common Stock, assuming all of the CIBC Shares are sold by CIBC. CIBC does not hold, and during the past three years has not held, any position or office with FSA Holdings or any of its predecessors or affiliates and CIBC does not have, and during the past three years has not had, any material relationship with FSA Holdings or any of its predecessors or affiliates.

PLAN OF DISTRIBUTION

     As contemplated by the Forward Agreements, shares of Common Stock may be offered and sold from time to time in brokerage transactions on the NYSE at market prices prevailing at the time of sale, or by such other means as may be agreed by FSA Holdings. The supplement to this Prospectus (each such supplement, a "Prospectus Supplement") with respect to the shares of Common Stock offered thereby describes, if and to the extent required, the terms of the offering of such shares of Common Stock and the method of distribution of the shares of Common Stock offered thereby and identifies any firms acting as underwriters, dealers or agents in connection therewith.

     In connection with the sale of shares of Common Stock, underwriters, dealers, brokers or agents may be deemed to have received compensation from a Selling Shareholder in the form of underwriting discounts, concessions or commissions and may also receive commissions from purchasers of shares of Common Stock for whom they may act as agent. Underwriters may sell shares of Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Certain of the underwriters, dealers or agents who participate in the distribution of shares of Common Stock may engage in other transactions with, and perform other services for, the Selling Shareholders or FSA Holdings in the ordinary course of business.

     Any underwriting compensation paid by a Selling Shareholder to underwriters or agents in connection with the offering of shares of Common Stock, and any discounts, concessions or commissions allowed by underwriters to dealers, are set forth in the Prospectus Supplement. Underwriters, dealers, brokers and agents participating in the offer and sale of shares of Common Stock may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on the resale of shares of Common Stock may be deemed to be underwriting compensation under the Securities Act. To the extent either Selling Shareholder may be deemed an underwriter under the Securities Act, it may be subject to certain statutory liabilities under the Securities Act, including without limitation Sections 11 and 12 of the Securities Act. The Selling Shareholders may be entitled under agreements with FSA Holdings to indemnification against and contributions toward certain liabilities, including liabilities under the Securities Act.

EXPERTS

     The consolidated financial statements of FSA Holdings and its subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated by reference in FSA Holdings' Annual Report (Form 10-K), have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                                                                            11

LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for FSA Holdings by Bruce E. Stern, Esq., General Counsel of FSA Holdings.

No dealer, salesperson or any other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by FSA Holdings. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

               TABLE OF CONTENTS

                                         Page
                                         ----
 Available Information . . . . . . . . . . 2

 Incorporation of Certain Documents by
 Reference . . . . . . . . . . . . . . . . 3

 The Company . . . . . . . . . . . . . . . 4

 Risk Factors  . . . . . . . . . . . . . . 4

 Special Note on Forward-Looking
 Statements  . . . . . . . . . . . . . . . 8

 Recent Developments . . . . . . . . . . . 8

 Selling Shareholders  . . . . . . . . . . 9

 Plan of Distribution  . . . . . . . . . . 9

 Experts . . . . . . . . . . . . . . . .  10

 Legal Matters . . . . . . . . . . . . .  11

562,200 SHARES

FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.

COMMON STOCK

($.01 PAR VALUE)

PROSPECTUS

DATED JULY 31, 1998